Exhibit 21.1

Name of Subsidiary	State/Country of Incorporation

Social Services Providers Captive Insurance Co.	Arizona

Ingeus Australasia Pty Ltd	Australia

Providence IT Procurement, LLC	Connecticut

Circulation, Inc.	Delaware

Health Trans, Inc.	Delaware

Ingeus America, LLC	Delaware

LogistiCare Solutions, LLC	Delaware

Pinnacle Acquisitions LLC	Delaware

Prometheus Holdco, LLC	Delaware

Ride Plus LLC	Delaware

Provado Technologies, LLC	Florida

Red Top Transportation, Inc.	Florida

LogistiCare Solutions Independent Practice Association, LLC	New York

Ingeus LLC (Saudi Arabia)	Saudi Arabia

Ingeus Investments Limited	United Kingdom

Ingeus UK Holdings Limited	United Kingdom